UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol´s Extraordinary Shareholders' Meeting

Due to the resignation of Mr. Gonzalo Restrepo López and the election of his replacement, the Chief Executive Officer of Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) hereby calls on Shareholders to attend the extraordinary shareholders’ meeting to be held on Friday, September 4th, 2015, starting at 7:30 a.m. at Ecopetrol´s auditorium located in Cra.13 No. 36 – 24, Bogotá, Colombia.

The agenda of the meeting will be:

1.	Safety guidelines

2.	Quorum verification

3.	Opening by the Chief Executive Officer of Ecopetrol S.A.

4.	Approval of the agenda

5.	Appointment of the President for the meeting

6.	Appointment of the Commission in charge of scrutinizing elections and polling

7.	Appointment of the Commission in charge of reviewing and approving the minutes of the meeting

8.	Election of the Board of Directors (originated in the vacant position due to the resignation of Mr. Gonzalo Restrepo Lopez as director of the Board)

The résumés of the current directors and the candidate nominated by the majority shareholder to fill the vacant position are available on Ecopetrol´s Web site.

Shareholders that are not able to attend the Shareholders´ Meeting may be represented through a proxy, granted in writing, pursuant to the requirements provided for under Colombian Corporate Law. In order to facilitate the fulfillment of these requirements, shareholders are allowed to download from the website, various proxy models that have been designed for each relevant case.

Except for the cases of legal representation, officers and employees of Ecopetrol S.A. shall not be entitled to represent shares other than their own, while in exercise of their posts, nor shall be allowed to substitute the powers of attorney conferred upon them.

In all events, shareholders´ representation shall be subject to the rules set forth under Colombian Corporate Law and Securities Regulations, concerning illegal, unauthorized and unsafe practices by the issuers of securities.

JUAN CARLOS ECHEVERRY GARZON

Chief Executive Officer

RECOMMENDATIONS:

•	Have your identity document at hand, and if you are representing other shares, the respective proxy.
•	The doors of the auditorium and the registration spots will be opened from 7:00 a.m. onwards.
•	Entry of accompanying persons will be allowed only for physically handicapped Shareholders, elder adults and under aged individuals.
•	No kits (presents) or food will be provided to the attendees.

Bogota, August 14, 2015

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Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru, and the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (A)

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Alberto Vargas
	Name:	Alberto Vargas
	Title:	Chief Financial Officer

Date: August 14, 2015